Exhibit 99.1

Intec Pharma Ltd.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 25, 2017

Notice is hereby given that the special general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel on May 25, 2017, at 4:00 p.m. Israel time (the telephone number at that address is +972-3-610-3100), or at any adjournments thereof (the “Meeting”), for the following purpose:

1.	To approve the increase of the Company’s registered share capital by additional 14,000,000 ordinary shares of the Company, no par value, such that following the increase, the Company’s registered share capital will consist of 30,000,000 ordinary shares of the Company, with no par value;

2.	Approval of the compensation policy for the Company’s directors and officers; and

3.	Approval of the compensation terms of Mr. Jeffrey A. Mecler, as a director of the Company and Vice-Chairman of the board of directors of the Company.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the "Shares") present, in person or by proxy, and voting on the matter. The approval of Proposal No. 2 and, in the event Proposal No. 2 is not approved, the approval of Proposal No. 3, is in such case subject to the fulfillment of one of the following additional voting requirements (such majority, determined in accordance with clause (i) or (ii) below, shall be referred to hereinafter as a “Special Majority”):

(i)	the majority of the Shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal No. 2 and, in case Proposal No. 2 is not adopted, also for Proposal No. 3.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Shares at the close of business on April 24, 2017 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person may vote with respect to the Proposals by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 12:00 p.m. (Israel time) on May 25, 2017).

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Shareholders wishing to express their position on the agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, upon prior notice and during regular working hours (telephone number: +972-2-586-4657). Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than May 15, 2017. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, June 1, 2017, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, no later than Wednesday, April 26, 2017. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the meeting, no later than Wednesday, May 3, 2017, which will be furnished to the Commission on Form 6-K, , and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

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The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Nir Sassi (tel: +972-2-586-4657).

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

Tel-Aviv, Israel

April 27, 2017

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INTEC PHARMA LTD.

12 Hartom Street, Har Hotzvim,

Jerusalem 9777512

Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 25, 2017

This Proxy Statement is furnished to the holders of ordinary shares, no par value per share (the “Ordinary Shares” or “Shares”), of Intec Pharma Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the special general meeting of shareholders (the “Meeting”), to be held on Thursday, May 25, 2017, at 4:00 p.m. Israel time at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposal:

1.	To approve the increase of the Company’s registered share capital by additional 14,000,000 ordinary shares of the Company, with no par value, such that following the increase, the Company’s registered share capital will consist of 30,000,000 ordinary shares of the Company, with no par value;

2.	To approve of the compensation policy for the Company’s directors and officers; and

3.	To approve the compensation terms of Mr. Jeffrey A. Mecler, as a director of the Company and vice-chairman of the board of directors of the Company.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on April 24, 2017 (the “Record Date”), shall be entitled to receive notice of, and to vote at, the Meeting. At the close of business on April 24, 2017, the Company had outstanding 13,737,829 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

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It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than May 15, 2017.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 1, 2017. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, June 1, 2017, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Shares present, in person or by proxy, and voting on the matter. The approval of Proposal No. 2 and, in the event Proposal No. 2 is not approved, the approval of Proposal No. 3, is in such case subject to the fulfillment of one of the following additional voting requirements (such majority, determined in accordance with clause (i) or (ii) below, shall be referred to hereinafter as a “Special Majority”):

(i)	the majority of the Shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

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If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal No. 2 and, in case Proposal No. 2 is not adopted, also for Proposal No. 3.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

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PROPOSAL NO. 1

INCREASE OF SHARE CAPITAL

At the Meeting, shareholders will be asked to approve the increase of the Company’s registered share capital by additional 14,000,000 ordinary shares of the Company, with no par value, such that following the increase, the Company’s registered share capital will consist of 30,000,000 ordinary shares of the Company, with no par value, and to amend Section 5.1 of the Company’s articles of association accordingly to read as follows:

“The authorized share capital of the Company is comprised of 30,000,000 ordinary shares, no par value (the “Ordinary Shares”).”

If the increase is approved, the Board would then have the power, without further shareholder approval (except to the extent that such approval may be required by law, stock exchange rules or other regulations), to issue additional authorized shares for at such times and in such amounts as the Board in its discretion may determine.

This increase in registered share capital would allow the Company to meet its future business and financial needs as they may arise.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the increase of the Company’s registered share capital by additional 14,000,000 ordinary shares of the Company, with no par value, such that following the increase, the Company’s registered share capital will consist of 30,000,000 ordinary shares of the Company, with no par value, and to amend Section 5.1 of the Company’s articles of association accordingly.”

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PROPOSAL NO. 2

APPROVAL OF THE COMPANY’S DIRECTORS AND OFFICERS

COMPENSATION POLICY

Under the Companies Law, the employment terms of officers and directors of public companies, like the Company, should be determined in accordance with a directors and officers compensation policy (referred to herein as the “Compensation Policy”). In accordance with the Companies Law, and following the recommendation of our compensation committee (the "Compensation Committee"), our Board approved our Compensation Policy, and our shareholders, in turn, approved the Compensation Policy at our annual general meeting of shareholders that was held in January 2014.

According to the Companies Law, our Compensation Policy must be approved by our shareholders by a Special Majority, following the approval of our Compensation Committee and Board, at least once every three years. Following a review of the Compensation Policy by the Compensation Committee and the Board, as required by the Companies Law, the Compensation Committee and Board have approved, and recommend that our shareholders approve, that the Compensation Policy would be amended and restated as reflected in the proposed Compensation Policy in the form attached hereto as Appendix A. When reviewing the Compensation Policy, the Compensation Committee and the Board have advised with legal advisors in addition to reviewing a peer group compensation survey.

If a compensation policy and any amendment thereto is not approved by the shareholders by the required majority, the board of directors may nonetheless approve the compensation policy and any amendment thereto, provided that the Compensation Committee and thereafter the board of directors has concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

When considering the proposed Compensation Policy, the Compensation Committee and the Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers and the ratio between employer cost associated with the engagement of our executive officers, including directors, and the average and median employer cost associated with the engagement of our other employees and will continue to do so from time to time as required under applicable law. The Compensation Committee and the Board also considered, among other things, the nature of the Company’s operations in the biomed sector, territories where the Company operates, Company's capitalization, as well as other criteria including, the Company's cash position, capitalization and shareholders' equity.

The proposed Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, the Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm the Company in the long-term, such as caps on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The proposed Compensation Policy addresses the executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees in the Company. Pursuant to the proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as signing and special bonuses) as well as change of control related bonuses, equity-based compensation, benefits, retirement and termination of employment arrangements. All cash bonus are limited to maximum amount linked to the executive officer’s base salary (or to the total annual compensation in the case of the special bonus for special achievements).

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodical objectives and individual targets to be set by the Company's Compensation Committee and Board at the beginning of the relevant period for which such a bonus is applicable. These targets would be derived, inter alia, from the Company’s work plan and/or the work plan of the organizational unit managed by the relevant executive officer and will be measureable. The requirement to pre-approve measureable targets will not apply to officers who are subordinated to the chief executive officer. The less significant part of the annual bonus granted to the chief executive officer, and in any event not more than 30% of the annual bonus, may be based on a discretionary evaluation of the chief executive officer's overall performance by the Company's Compensation Committee and the Board.

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In addition to the annual bonus, each executive officer of the Company may be awarded a special bonus regardless of a specified target and regardless of a pre-approved bonus plan. Such special bonus shall be approved by the Compensation Committee and the Board, which shall consider the chief executive officer's recommendation (based on recognition of special and extraordinary contribution by the executive officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of business operations, achievement of major corporate goal in R&D, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such special Bonus shall not exceed six (6) monthly base salaries for each executive officer of the Company.

The proposed Compensation Policy also includes a signing bonus for a newly recruited executive officer at the chief executive officer’s discretion (and in the chief executive officer’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law.

The equity-based compensation under the proposed Compensation Policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long term interests of and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. The proposed Compensation Policy entitles our executive officer to compensation in the form of share options, in accordance with our equity incentive plan then in place (subject to the Compensation Committee and Board resolutions). Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board all equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the proposed Compensation Policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance the proposed Compensation Policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

The proposed Compensation Policy also governs the compensation of our Board members and determines that  the compensation of the directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as adjusted by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, or the compensation regulations, as such regulations may be amended from time to time; provided, however, that under special circumstances such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximal amount allowed, in our case, by the compensation regulations. Our directors may also be entitled to receive equity-based compensation in the form of share options subject to an annual maximum in order to promote long-term retention of the awarded director as well as to the approval of our shareholders as required under the Companies Law. The Chairman of our Board may be entitled to a higher base compensation or equity-based compensation.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Appendix A attached hereto.

The Compensation Committee and the Board believe that the proposed amendments to the Compensation Policy are required in light of the experience gained in the implementation of the Compensation Policy, changes in the our global business environment and changes in common practice among similar companies.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the proposed Compensation Policy for the Company’s directors and officers, as detailed in the Proxy Statement, dated April 27, 2017.”

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PROPOSAL NO. 3

APPROVAL OF THE COMPENSATION TERMS OF MR. JEFFREY A. MECLER, AS A DIRECTOR OF THE COMPANY AND VICE-CHAIRMAN OF THE BOARD

On April 9, 2017, the Company's Board announced the appointment of Mr. Jeffrey A. Meckler as Vice Chairman of the Board. The Board believes that, in light of Mr. Meckler's extensive life sciences executive experience, he will have great influence on Company's ongoing business in general, and particularly on its goal to extend its U.S. and global footprint, and enhance the broader recognition of its technology.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her terms of engagement and compensation must be approved by the Compensation Committee, the board of directors and the shareholders, in that order.

The proposed compensation terms of Mr. Meckler were approved by our Compensation Committee and the Board, taking into account the Company’s compensation philosophy and the provisions of the proposed Compensation Policy. The proposed terms for Mr. Meckler as Vice Chairman fully comply with the Company’s proposed Compensation Policy (if approved at the Meeting).

In addition for his services as the Vice Chairman of the Company, Mr. Meckler will provide further services to the Company to facilitate the (i) raising of sufficient funds to cover the cost of the Company's Phase III trial; (ii) expanding the investor relations of the Company with U.S. investors of all kinds, including retails, intuitional entities; and (iii) establishment of business development or other strategic opportunities with big-pharma companies (such additional services are referred hereto as the "Additional Services")

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the terms of office and engagement of Mr. Meckler, as Company's Vice Chairman. The Company and Mr. Meckler executed a services agreement reflecting the proposed compensation terms, subject to shareholder approval. Below is a summary of the material terms of the proposed arrangement:

Fee and Expenses Reimbursement: As of the date in which Mr. Meckler joins the Board (the “Effective Date”) and during the term of his engagement, the Company will pay Mr. Meckler an annual retainer fee of $70,000 paid in four quarterly payments (for as long as Mr. Meckler is a member of the Board).

In addition, in connection with the Additional Services, Mr. Meckler will be entitled to US$80,000 paid in nine monthly payments starting May 1, 2017 (for as long as Mr. Meckler provides the Additional Services and remains a Vice Chairman the Board).

The Company will reimburse the Mr. Meckler for its reasonable, pre-approved out-of-pocket expenses in accordance with Company's policy.

Equity-Based Compensation: For his services as the Vice Chairman of the Company, Mr. Meckler will be granted with a one-time grant of options to purchase up to 120,000 ordinary shares of the Company, no par value, with a 3-year vesting schedule (the options will vest in three equal annual tranches over a three-year period, provided Mr. Meckler continues to be a member of the Board).

In addition, in connection with the Additional Services, Mr. Meckler will be granted with a one-time grant of options to purchase up to 65,000 Shares with a 9-month vesting schedule (the options will vest in nine equal monthly tranches over a nine-month period, provided that Mr. Meckler continues to provide the Additional Services). In the event the Company terminates the agreement with Mr. Meckler without a Cause (as such term is defined under the 2015 Equity Incentive Plan of the Company (the "Plan")), any vested option will be exercisable for a period of 2-years from its grant date.

Both grants will have an exercise price per share equal to the average closing sale price for such shares on NASDAQ over the thirty (30) day calendar period preceding the date of Meeting, and will be subject to the terms and conditions of the Plan and the option agreement provided pursuant to the Plan, which Mr. Meckler will be required to sign as a condition to receiving the options.

Cash Bonus: Subject to Mr. Meckler's achievement of pre-set objectives set by the Board, , Mr. Meckler will be entitled to a special one-tine cash bonus in the amount of $300,000.

Termination Arrangements: The agreement will become effective on the Effective Date and will continue for a period of one year thereafter, or until its termination in accordance with its terms. The Company and Mr. Meckler may each terminate the agreement at any time and for any reason upon a thirty-day prior written notice. The agreement will automatically terminate on the date the Mr. Meckler no longer serves as the Vice Chairman of the Board.

Indemnification and Insurance: Mr. Meckler will be provided with indemnification in accordance with the Company's policy. In addition, Mr. Meckler, will be covered by the directors’ and officers’ liability insurance policies purchased by the Company.

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General: Mr. Meckler's service agreement includes additional customary provisions, such as non-solicitation, confidentiality, IP assignment and reimbursement of expenses.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the terms of office and engagement of Mr. Meckler, Company's Vice Chairman, as detailed in the Proxy Statement, dated April 27, 2017.”

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OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

April 27, 2017

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Appendix A

Intec Pharma Ltd.

(The "Company")

Compensation Policy
(the “Policy” or “Compensation Policy”)

Effective as of _________, 2017

1.	Definitions

"Board of Directors" or “Board”	-	Company's Board of Directors;
"Committee" or "Compensation Committee"	-	The Company's Compensation Committee;
"Company"	-	Intec Pharma Ltd.;
"The Companies Law"	-	The Companies Law, 1999, Israel;
"The Securities Law"	-	The Securities Law, 1968, Israel;
"Retirement Bonus"	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
"Team Members"	-	Company's employees or consultants that engaged with the Company on a permanent basis;
"Officer"	-	Board member, CEO, CFO, EVP, VP, any such Officer of the Company by a different title, and any other executive reporting directly to the CEO;
"Cost"	-	Cost to the employing entity;
“Plan”	-	Company’s 2015 Equity Incentive Plan, as amended or any other incentive plan as adopted from time to time.

2.	Overview

In conformity with the Companies Law, the Compensation Committee and Board of Directors have adopted this Compensation Policy. The principles of the Compensation Policy were set forth after discussions by the Compensation Committee and the Board. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company's long-term best interests and organizational strategy. Part of the rationale is that the policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer's satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term.

The Compensation Policy considers, inter alia, the size and nature of its operations and, with regard to terms of office and employment, which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing its earnings, taking into account the scope and reach of the Officer's role.

The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biomed sector, territories where the Company operates, market size on the Tel-Aviv Stock Exchange Ltd. and on Nasdaq, as well as other criteria including, the Company's cash position, capitalization and shareholders' equity.

In addition, in designing the Compensation Policy, the Compensation Committee and Board considered the average and median annual cost of the fixed component payable to all Company full-time Team Members ("Ratio"). The Company estimates that the gaps between the Officers’ compensation, assuming implementation of the new Policy, will have no adverse effect on the working relationships in the Company. The possible ramifications of the Ratio on the daily working environment in the Company were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in the Company.

The compensation principles are a tool based on targets and benchmarks derived, inter alia, form the Company's annual work plan and from long-term plans as determined by the Board of Directors from time to time.

Compensation Policy components will include each of the following:

a.	Fixed components: salary, social benefits (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave and vacation pay, etc.) and other benefits (such as: car, cell phone, including gross-up of the benefit value for tax purposes).

b.	Variable components: bonus payments.

c.	Equity-based variable components: options plan, share plan, etc.

d.	Retirement Bonus: bonus, payment, compensation or any other benefit awarded to an Officer with regard to the conclusion of their office with the Company.

e.	Insurance, waiver and indemnification: Board members' and Officers' liability insurance (for the normal course of business as well as for non-recurring events (run-off)), waiver of Officers' liability (in advance and in retrospect) and provision of commitment to indemnify Officers in advance and in retrospect.

Provisions of this Compensation Policy only apply to Company Officers (as defined above).

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This policy applies to both male and female Officers.

The target range for the compensation mix between the annual fix components, and variable components of the Company's Officers, is set forth below:

Position	Range of the fixed components out of the total compensation (%)	Range of variable cash compensation out of the total compensation (%)	Range of equity- based compensation out of the total compensation (%)

Chairman and Vice Chairman of the Board of Directors	20% - 100%	0% - 40%	0% - 70%

Board Member	20% - 100%	0% - 40%	0% - 40%

Company CEO	20% - 100%	0% - 40%	0% - 40%

Other Officer	20% - 100%	0% - 40%	0% - 40%

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3.	Officers' areas of responsibility, education and experience

3.1.	Position: Chairman / Vice Chairman of the Board of Directors

3.1.1.	Responsibilities: Provide guidance and assistance in accordance with his contractual obligations to the Company.

3.1.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Chairman / Vice Chairman of the Board must have practical experience as one or more of the following: (a) acting or former Officer of a company of similar size; (b) at least 5 years of experience as a senior executive in the Company's line of business or one that is sufficiently related to the Company’s line of business including, for example, investment banking or consulting; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board may waive, in exceptional cases, the aforementioned required education and/or experience should they deem the candidate have special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed Chairman of the Board.

3.2.	Position: Board member

3.2.1.	Responsibilities: the Board member will, as a part of the Board, set Company policy and supervise the CEO's performance and actions. The Board is also empowered with all statutory authority.

3.2.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Board member must have practical experience in one or more of the following: (a) acting or former Officer of the Company, or a company of similar size; (b) CPA / attorney / business manager with over 5 years of experience; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

3.2.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate has special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed a Board member.

3.3.	Position: Company CEO

3.3.1.	Responsibilities: management of all Company business.

3.3.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. Prior experience as CEO of a similar company for at least 5 years, or Officer of the Company with over 5 years' tenure.

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3.3.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate CEO has special business experience or skills which, in their opinion, would make a considerable contribution to the Company.

3.4.	Position: other Officer

3.4.1.	Responsibilities: responsibilities range from such positions as Executive VP Research and Development and Operations who is responsible for the research and development and operations activities of the Company, VP Clinical Affairs who is responsible for the development of certain R&D programs and clinical trials activities, and Chief Financial Officer who is responsible for the Company finances, accounting, legal, administration, and human resources. Officers report directly to the Company CEO.

3.4.2.	Required education and experience: academic degree relevant to each position from a recognized academic institution in Israel or overseas. Prior experience of over 3 years in a similar position with another company or with the Company.

3.4.3.	The Company may engage from time to time with additional Officers who will be responsible for different areas of the business, and/or Officers whose titles may be different than those specified above. New Officers or Officers with different titles must have the skills, education and experience relevant to their responsibilities as Officers of the Company. Guidelines for engagement with additional Officers will be consistent with terms outlined in Section 4.4 hereinafter.

3.4.4.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem a candidate for an Officer’s position has special business experience or a skill which, in their opinion, would make a considerable contribution to the Company if appointed to the position.

4.	Fixed component

4.1.	Position: Chairman of the Board of Directors (“Chairman”)

4.1.1.	The annual cost of the fixed component of compensation of the Chairman of the Board, shall not exceed 6 (six) times the annual cost of the fixed component of compensation of the Company's external Board members (consisting of a fixed annual payment and additional fixed payment per meeting (assuming 15 meetings a year)). If the Chairman of the Board is also an Officer of the Company, no additional fixed component compensation will be payable to the Chairman for his role as Chairman of the Board.

4.1.2.	In addition, the Chairman of the Board of Directors will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

4.2.	Position: Board member

4.2.1.	Compensation of Company Board members consists of annual and per meeting compensation (including in cases of written resolution or telephone call) as well as expense reimbursement in accordance with the provisions of the Companies Regulations (Rules Concerning Compensation and Expense Reimbursement for an External Director), 2000 as adjusted by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (collectively, the "Compensation Regulations"). Total compensation will be based on the applicable company level, which is determined by shareholders' equity (as it may be from time to time). If a Board member is also an Officer of the Company, no additional fixed component compensation will be payable to the Board member for his role as Board member.

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4.2.2.	Notwithstanding the provisions of Section 4.2.1 above, in special circumstances, such as in the case of a Vice Chairman, professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other Board Members and maybe up to 5 times the annual cost of the fixed component of compensation of the Company's external Board members (consisting of a fixed annual payment and additional fixed payment per meeting (assuming 15 meetings a year).

4.2.3.	Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies, as applicable to the Company CEO.

4.3.	Position: Company CEO

4.3.1.	The monthly salary of the Company CEO shall range between NIS 55,000 and NIS 85,000.

4.3.2.	The CEO shall be provided with benefits mandated by applicable law and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave, vacation pay, car, cell phone, etc., including gross-up of the benefit value for tax purposes).

4.3.3.	In addition, the Company CEO will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the CEO's expenses by a corporate credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.4.	Position: other Officers (other than CEO)

4.4.1.	The monthly salary of an Officer (other than CEO) shall range between NIS 30,000 and NIS 60,000 or NIS 50,000 to NIS 75,000 in the case of Deputy CEO.

4.4.2.	An Officer shall be provided benefits mandated by applicable law, and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave, vacation pay, car, cell phone, etc., including gross-up of the benefit value for tax purposes).

4.4.3.	In addition, any Officer shall be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the Officer's expenses by a corporate credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

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4.5.	In accordance with Section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require the approval of the Compensation Committee, as stated in Section 272(C) to the Companies Law, so long as the change in the compensation terms does not exceed 5% of the annual cost of the fixed compensation component, has been approved by the CEO and are consistent with the terms of this Compensation Policy.

5.	Variable component (bonuses)

5.1	Annual bonus

The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.	The Company may award an annual bonus to its Officers subject to achieving pre-approved measureable targets (the "Annual Bonus") to be set by the Company's Compensation Committee and Board of Directors. The Company shall specify Company wide and personal targets for each Officer which shall be pre-approved by the Company's Compensation Committee and Board of Directors in the beginning of the relevant period for which such an Annual Bonuses are applicable. These targets would be derived, inter alia, from the Company’s work plan and/or the work plan of the organizational unit managed by the relevant Officer and shall be measureable. The requirement to pre-approve measureable targets shall not apply to officers who are subordinated to the CEO. The less significant part of the annual bonus granted to the CEO, and in any event not more than 30% of the annual bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board.

5.1.2.	For each Officer, an individual Annual Bonus would be determined as a number of monthly salaries specified in advance for each Officer (the "Target Bonus") with a multiplier to reflect achievement of the personal targets specified for the Officer. This multiplier may be lower than 1 (if the Officer only partially achieved the personal targets) or may be higher than 1 (if the Officer's performance exceeded the specified targets).

5.1.3.	Bonus calculation upon termination of employment: should employment of the Officer by the Company be terminated in a given calendar year, the Annual Bonus amount would be calculated pursuant to this Compensation Policy to be revised and calculated pro-rata to the duration of employment of the Officer in the given year. The Compensation Committee and the Board of Directors may decide not to give an Annual Bonus in the case of termination of employment during the relevant period.

5.1.4.	Maximum bonus: the combined Annual Bonus and Special Bonus (as defined below) amount shall not exceed 200% of the Officer’s annual fixed component.

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5.2.	In addition to the Annual Bonus, each Officer of the Company may be awarded a special bonus (the "Special Bonus") regardless of a specified target and regardless of a pre-approved bonus plan. Such Special Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO's recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of business operations, achievement of major corporate goal in R&D, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Bonus, shall not exceed six (6) monthly base salaries for each Officer of the Company.

5.3.	The Company may grant a newly recruited Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed three (3) monthly entry base salaries of the Officer.

5.4.	The Company's Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company's position or such material deterioration anticipated by the Board, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.5.	In a case where, should the Company's audited consolidated financial statements for any year be revised, the bonus amount payable to the Officer for that year, had it been calculated based on the revised data, would have resulted in a different bonus amount payable to the Officer, the Company would pay to the Officer, or the Officer would reimburse the Company as the case may be, the difference between the bonus amount paid and the bonus amount payable due to said revision. Unless otherwise agreed in writing between the Company and the relevant Officer, said bonus amount shall be paid within 60 days from the date of receiving a written demand.

6.	Equity-based variable component

6.1.	The Compensation Committee and Board of Directors shall review from time to time the overall equity-based grant for all Team Members and Officers. When doing so, the Compensation Committee and Board shall take into consideration: (1) each employee and Officer's contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Team Members and Officers.

6.2.	Stock options plan grant: based on the Compensation Committee and Board of Directors' review and discussion, the Company may award to Officers options to purchase Company shares.

6.3.	The unexercised options held by all Team Members and Officers under the Company’s Stock Options Plan may not exceed 15% of the Company's share capital, on as-exercised basis.

6.4.	Taxation regime: if applicable, the options would be awarded pursuant to provisions of Section 102 of the Income Tax Ordinance of Israel, under the income taxation track. However, each Officer and Team Member will be responsible to his own tax regime for his own tax liability.

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6.5.	Exercise Price: for as long as the Company’s shares are listed on any established stock exchange or a national market system, including without limitation the Tel-Aviv Stock Exchange Ltd., and the NASDAQ Stock Market, the exercise price shall not be lower than the average closing sales price for Company’s shares (or the closing bid, if no sales were reported), as quoted on such exchange or system over the thirty (30) trading day period preceding the date of approval of the grant by the Board, as reported in the Wall Street Journal, or according to any other source the Board deems reliable, or as otherwise provided by the Plan.

6.6.	Fair value: the fair value of options awarded to each Officer in a given year, as calculated at grant date, shall not exceed 200% of the annual fixed component of such Officer. The fair market value of the equity based compensation will be determined according to acceptable valuation practices at the time of grant.

6.7.	Options terms: Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Team Members and directors shall vest gradually over a period of between three (3) to four (4) years or may vest upon achieving pre-approved target. The last date to exercise an option shall not exceed ten (10) years after the date on which the option was granted.

6.8.	All other terms of the options shall be in accordance with the Plan.

7.	Duration and termination of Officer's term in office

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

7.2.	Notice period: the Company may give an Officer a notice period of up to 6 months. The Company may waive the Officer's services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination. During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

7.3.	Non-compete bonus: the Company may pay an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company's Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two months’ salary for each 3 months of non-compete period and shall not exceed a total of 12 salaries.

7.4.	Retirement bonus: the Company may pay an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed four months’ salary for Officers that engaged with the company for over 5 years and two months’ salary for an Officer that was engaged with the Company for less than 5 years but more than 3 years.

Such retirement bonus, if applicable, shall be awarded based on the Officer's tenure, the Company's achievements during the relevant period and the Officer's contribution to such achievements, and the circumstances of such Officer's retirement from the Company.

8.	Change of control arrangements

The following benefits may be granted to Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control”:

8.1.	Vesting acceleration of outstanding options;

8.2.	Extension of the exercising period of options for a period of up to six (6) months following the date of employment termination;

8.3.	Up to a three (3) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the notice period pursuant to Section 7.2 of this Policy; and

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8.4.	A cash bonus not to exceed three (3) monthly base salaries.

9.	Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer mutatis mutandis.

10.	Work overseas

The maximum salary for an Officer who resides overseas (outside of Israel) for discharging their position may exceed the maximum salary for the Officer pursuant to this Policy, had he been employed in Israel, by up to 50%.

11.	Insurance, waiver and indemnification

11.1.	Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Officers, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $50 million; (b) the annual premium payable by the Company for the insurance premium shall not exceed US $200,000 annually.

11.2.	Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain Officer’s liability insurance policy (run-off) for Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $50 million; (c) the premium payable by the Company shall not exceed US $200,000 annually.

11.3.	Public Offerings: the Company may extend the insurance policy for Officers in place to include cover for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium.

11.4.	Approvals: any insurance policy for Officers shall be approved by the Compensation Committee (and if required by law, also by the Board of Directors) which shall determine that the sums are reasonable considering the exposures, the scope of cover and the market conditions and that the insurance policy for Officers reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

11.5.	Waiver of liability: the Company may, subject to statutory provisions, waive the Officer's liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer's due care duty towards the Company and/or any affiliated entity to the fullest extent permitted by applicable law.

11.6.	Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and/or any affiliated entity thereof, all subject to the letter of indemnification, as approved by the Company's shareholders from time to time and in accordance with the Company's Articles of Association and applicable law.

11.7.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

12.	Term of the Compensation Policy

The Compensation Policy will be in effect for a 3 year (or longer if the law so permits) term starting on its approval date under the Companies Law.

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13.	Miscellaneous

13.1.	The Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

13.2.	This document shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

13.3.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

13.4.	For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other relevant rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Compensation Policy.

13.5.	Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer's regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

13.6.	As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company's position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

13.7.	The Board shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

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